April 18, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, N.E.

Washington, DC 20549

Attention:           Tom Kluck

Re:	iShares® S&P GSCI Commodity-Indexed Trust
Registration Statement on Form S-3
File No. 333-217219.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), iShares® Delaware Trust Sponsor LLC (the “Sponsor”), as sponsor on behalf of the registrant, iShares® S&P GSCI Commodity-Indexed Trust (the “Trust”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective under the Securities Act at 9:00 a.m. ET on April 21, 2017 or as soon thereafter as practicable.

The Sponsor and the Trust hereby acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Andrew Faulkner of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2853 and that such effectiveness also be confirmed in writing.

Very truly yours,

iShares® S&P GSCI Commodity-Indexed Trust

By:	iShares® Delaware Trust Sponsor LLC, its sponsor

/s/ Paul Lohrey
By:	Paul Lohrey
Title:	Chief Executive Officer, Principal Executive Officer, President

/s/ Jack Gee
By:	Jack Gee
Title:	Chief Financial Officer, Principal Accounting Officer

cc:	Andrew M. Faulkner, esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036